Exhibit (a)(1)(vi)

WITHDRAWAL OF OPTIONS TENDERED FOR EXCHANGE

If you previously elected to accept the offer by Parametric Technology Corporation (“PTC”) to exchange certain outstanding options held by its employees and you would like to change your election and reject the Offer, you may do so by withdrawing your previously tendered options.

To properly withdraw your previously tendered options, you must effect your withdrawal by clicking the “Withdraw Options” box at the end of this withdrawal notice before 8:00 p.m., Boston, Massachusetts time, on August 3, 2005 (or a later date and time if the Offer period extended, in any event, the “Offer Expiration Time”).

To Parametric Technology Corporation:

I previously received a copy of the Offer to Exchange Outstanding Options with Exercise Prices of $9 or More dated July 6, 2005 (the “Offer to Exchange”) and the Election to Tender Options for Exchange (the “Election Form,” the Offer to Exchange and the Election Form together constituting the “Offer”). I returned the Election Form, under which I tendered my eligible options for exchange. I now wish to change that election and withdraw the eligible options I tendered. I understand that I must withdraw all or none of my eligible options. I further understand that, by delivering this withdrawal to PTC before the Offer Expiration Time, I will withdraw my acceptance of the Offer with respect to all of my eligible options and reject the Offer with regard to those options. I have read and understand all of the terms and conditions of the Offer to Exchange.

I understand that, to be effective, this withdrawal notice must be received by PTC before 8:00 p.m., Boston, Massachusetts time, on August 3, 2005, and may be delivered only by clicking the “Withdraw Options” button below. PTC will not accept this withdrawal notice in any other form or sent by any other means.

I understand that by withdrawing my previously tendered options, I will not receive any cash payment for those options. I will retain those options and they will remain outstanding on their existing terms and conditions, including exercise price and vesting schedule.

I understand that I may change my mind and once again accept the Offer only by submitting a new Election Form in accordance with the procedures for tender described in the Offer to Exchange before the Offer Expiration Time.

☐ I have read, understand, and agree to all of the terms of the Offer.

I hereby elect to withdraw all of my eligible options listed below from the Offer.

[Insert Personal Eligible Option List]

Withdraw Options